Exhibit (a)(1)(G)

To: Eligible Globally Mobile Option Holders

From: [HR Representative]

Date: July 16, 2012

Subject: Stock Option Exchange Program – Resource for tax guidance

[Mobile employee name],

As recently announced, you are eligible to participate in the voluntary offer to exchange certain underwater stock options for a lesser number of restricted stock units, subject to a new vesting schedule.

Our records show that as a result of an international work assignment or international transfer, you may have spent a portion of the vesting period of your eligible options in more than one country, or may no longer reside in the country in which you worked during the vesting period of your eligible options. As a result, you may have tax consequences in more than one country if you elect to participate in the offer.

We encourage you to carefully review the Offer to Exchange Certain Outstanding Options for Restricted Stock Units (including the country-specific tax disclosures for all relevant countries) as well as of the other offer documents. However, as these tax disclosures do not cover all mobile employee transfer scenarios, we will provide you with a one-hour consultation with a company-designated tax firm, Global Mobility Tax LLP, to discuss the potential tax impact of participation in the offer in both your former country and current country. This one hour consultation will be paid for by Dolby; however, participation in the offer is voluntary and you must make your own decision about whether to participate in this offer. If you have additional questions regarding your specific tax circumstances following this consultation, you should seek advice, at your own cost, from your personal tax advisor.

If you’re interested in speaking to a tax advisor at Global Mobility Tax, please call them directly at [phone number] to schedule your consultation. Thank you.